EXHIBIT 99.1

Cellectis Provides Full Report for Second Quarter 2023 Financial Results

NEW YORK, Aug. 07, 2023 (GLOBE NEWSWIRE) -- Cellectis S.A. (the “Company”) (Euronext Growth: ALCLS- NASDAQ: CLLS), a clinical-stage biotechnology company using its pioneering gene-editing platform to develop life-saving cell and gene therapies, announced today the release of the full report of the financial results for the second quarter 2023 (ended June 30, 2023) and filing of the corresponding 6-K with the SEC.

Financial Results

The interim condensed consolidated financial statements of Cellectis, have been prepared in accordance with International Financial Reporting Standards, as issued by the International Accounting Standards Board (“IFRS”).

We present certain financial metrics broken out between our two reportable segments – Therapeutics and Plants – in the appendices of this Q2 2023 financial results press release.

On January 13, 2023, Calyxt, Cibus Global LLC (Cibus) and certain other parties named therein, entered into an Agreement and Plan of Merger (the “Merger Agreement”), pursuant to which, subject to the terms and conditions thereof, Calyxt and Cibus will merge in an all-stock transaction (the “Calyxt Merger”). As a consequence of the foregoing, Calyxt met the “held-for-sale” criteria specified in IFRS 5 and was classified as a discontinued operation until May 31, 2023.

On June 1, 2023, Calyxt and Cibus closed the merger transaction and now operate under the name Cibus, Inc. Consequently, Calyxt was deconsolidated and Calyxt's cash, cash equivalent and restricted cash are no longer included in the Group's cash, cash equivalent and restricted cash since June 1, 2023.

Cash: As of June 30, 2023, Cellectis, had $89 million in consolidated cash, cash equivalents, and restricted cash. This compares to $95 million in consolidated cash, cash equivalents and restricted cash as of December 31, 2022. This $6 million difference mainly reflects $55 million of cash out, which include $15 million for R&D suppliers, $7 million for SG&A suppliers, $23 million for staff costs, $7 million for rents and taxes, $3 millions of reimbursement of the “PGE” loan, and a $1 million unfavorable impact on Forex partially offset by a $23 million net cash inflow from the capital raise closed in February, a $21 million net cash inflow from EIB loan, a $1 million cash inflow related to the grant and refundable advance from BPI, $2 millions of financial investments’ capital gain and interests, a $1 million reimbursement of social charges paid on stock options, and a $2 million net cash inflow from licenses and other cash receipts.

Based on the current operating plan, Cellectis anticipates that the cash, cash equivalents, and restricted cash as of June 30, 2023 will fund Cellectis’ operations into the third quarter of 2024.

Revenues and Other Income: Consolidated revenues and other income were $5.6 million for the six months ended June 30, 2023 compared to $6.5 million for the six months ended June 30, 2022. The decrease of $1.0 million reflects the recognition of two milestones related to Cellectis’ agreement with Cytovia for $1.5 million in 2022 and a milestone of $1.0 million with another partner while recognition of revenues in 2023 is not material, and partially offset by the increase of the research tax credit for $0.8 million and the partial recognition of a grant signed with “BPI” of $0.8 million.

R&D Expenses: Consolidated R&D expenses were $43.2 million for the six months ended June 30, 2023, compared to $52.2 million for the six months ended June 30, 2022. The $9.0 million decrease was primarily attributable to (i) a $3.4 million decrease in personal expenses due to departures not replaced (ii) a $4.7 million decrease in purchases, external expenses and other (from $28.0 million in 2022 to $23.2 million in 2023) mainly explained by internalization of our manufacturing and quality activities to support our R&D pipeline and (iii) a $0.8 million decrease of non-cash stock-based compensation expenses (from $3.1 million to $2.3 million).

SG&A Expenses: Consolidated SG&A expenses were $8.9 million for the six months ended June 30, 2023, compared to $10.9 million for the six months ended June 30, 2022. The $2.0 million decrease primarily reflects (i) a $1.6 million decrease in purchases, external expenses and other (from $6.4 million in 2022 to $4.9 million in 2023) mainly explained by the implementation of our ERP in 2022 (ii) a $0.2 million decrease in personal expenses and non-cash stock-based compensation expenses.

Net financial gain (loss): Consolidated net financial gain was $11.6 million for the six months ended June 30, 2023, compared to $9.2 million for the six months ended June 30, 2022. The $2.4 million increase primarily reflects (i) a $20.8 million increase of financial income, mainly attributable to the profit from Calyxt’s deconsolidation, partially offset by (ii) the loss in fair value on our retained investment in Calyxt since deconsolidation for $10.2 million, (iii) a $6.8 million decrease in the fair value of Cytovia’s note receivable.

Net income (loss) from discontinued operations: Pursuant to Calyxt deconsolidation income from discontinued operation for the six-month period ended June 30, 2023, 2023 only include five months of activity. The $3.5 million increase of net loss from discontinued operations between the six-month period ended June 30, 2022 and 2023 is primarily driven by (i) the increase of $9.2 million of net financial loss and (ii) the increase of $1.5 million of other operating expenses partially offset by (i) the decrease of $2.8 million of R&D expenses (from $6.3 million in 2022 to $3.5 in 2023) and (ii) the decrease of $4.5 million of SG&A expenses (from $6.8 million in 2022 to $2.3 million in 2023).

Net Income (loss) Attributable to Shareholders of Cellectis: The consolidated net loss attributable to shareholders of Cellectis was $40.7 million (or $0.76 per share) for the six months ended June 30, 2023, of which $35.7 million was attributed to Cellectis continuing operations, compared to $50.9 million (or $1.12 per share) for the six months ended June 30, 2022, of which $47.3 million was attributed to Cellectis continuing operations. This $10.1 million decrease in net loss between the first six months of 2023 and 2022 was primarily driven by (i) a $9.0 million decrease of R&D expenses, (ii) a $2.0 million decrease of SG&A expenses and (iii) an increase of $2.4 million of the financial gain due to the deconsolidation of Calyxt compensated in part by the decrease of fair value of Cytovia’s note receivable. These downward impacts on the net loss were partially offset by (i) a decrease of $1.0 million of revenues and other income, (ii) an increase of $1.5 million of loss from discontinued operations attributable to Shareholders of Cellectis.

Adjusted Net Income (Loss) Attributable to Shareholders of Cellectis: The consolidated adjusted net loss attributable to shareholders of Cellectis was $36.7 million (or $0.68 per share) for the six months ended June 30, 2023, compared to a net loss of $45.5 million (or $1.00 per share) for the six months ended June 30, 2022.

Please see "Note Regarding Use of Non-IFRS Financial Measures" for reconciliation of GAAP net income (loss) attributable to shareholders of Cellectis to adjusted net income (loss) attributable to shareholders of Cellectis.

We currently foresee focusing our cash spending at Cellectis for 2023 in the following areas:

  Supporting the development of our pipeline of product candidates, including the manufacturing and clinical trial expenses of UCART123, UCART22, UCART 20x22 and potential new product candidates;
  Operating our state-of-the-art manufacturing capabilities in Paris (France), and Raleigh (North Carolina, USA); and
  Continuing to strengthen our manufacturing and clinical departments.

CELLECTIS S.A. STATEMENT OF CONSOLIDATED FINANCIAL POSITION (unaudited) ($ in thousands)

	As of
	December 31, 2022	June 30, 2023

ASSETS
Non-current assets
Intangible assets	718	695
Property, plant, and equipment	63,621	59,231
Right-of-use assets	44,275	41,457
Non-current financial assets	8,791	13,006
Total non-current assets	117,406	114,389

Current assets
Trade receivables	772	422
Subsidies receivables	14,496	19,488
Other current assets	9,078	7,869
Cash and cash equivalent and Current financial assets	97,697	85,505
Total current assets	122,043	113,285
Total assets held for sale	21,768	0
TOTAL ASSETS	261,216	227,674

LIABILITIES
Shareholders’ equity
Share capital	2,955	3,491
Premiums related to the share capital	583,122	476,224
Currency translation adjustment	(28,605)	(37,050)
Retained earnings	(333,365)	(305,392)
Net income (loss)	(106,139)	(40,715)
Total shareholders’ equity - Group Share	117,968	96,558
Non-controlling interests	7,973	0
Total shareholders’ equity	125,941	96,558

Non-current liabilities
Non-current financial liabilities	20,531	40,270
Non-current lease debts	49,358	46,157
Non-current provisions	2,390	2,641
Total non-current liabilities	72,279	89,068

Current liabilities
Current financial liabilities	5,088	5,185
Current lease debts	7,872	8,270
Trade payables	21,456	19,229
Deferred revenues and deferred income	59	241
Current provisions	477	1,029
Other current liabilities	13,179	8,093
Total current liabilities	48,131	42,047
Total liabilities related to asset held for sale	14,864	0
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	261,216	227,674

Cellectis S.A. UNAUDITED STATEMENTS OF CONSOLIDATED OPERATIONS For the three-month period ended June 30, 2023 $ in thousands, except per share amounts

	For the three-month period ended June 30,
	2022 *	2023

Revenues and other income
Revenues	1,307	178
Other income	1,416	1,823
Total revenues and other income	2,723	2,001
Operating expenses
Cost of revenue	(329)	(55)
Research and development expenses	(25,630)	(22,144)
Selling, general and administrative expenses	(4,830)	(3,950)
Other operating income (expenses)	753	490
Total operating expenses	(30,036)	(25,660)
Operating income (loss)	(27,313)	(23,659)
Financial gain (loss)	8,301	15,982
Income tax	0	(258)
Income (loss) from continuing operations	(19,012)	(7,935)
Income (loss) from discontinued operations	(442)	(5,647)
Net income (loss)	(19,454)	(13,583)
Attributable to shareholders of Cellectis	(18,946)	(10,648)
Attributable to non-controlling interests	(506)	(2,935)

Basic net income (loss) attributable to shareholders of Cellectis per share ($/share)	(0.42)	(0.19)
Diluted net income (loss) attributable to shareholders of Cellectis per share ($/share)	(0.42)	(0.19)
Basic net income (loss) attributable to shareholders of Cellectis per share ($ /share) from discontinued operations	0.00	(0.05)
Diluted net income (loss) attributable to shareholders of Cellectis per share ($ /share) from discontinued operations	0.00	(0.05)

* These amounts reflect adjustments made in connection with the presentation of the discontinued operation

CELLECTIS S.A. UNAUDITED STATEMENTS OF CONSOLIDATED OPERATIONS For the six-month period ended June 30, 2023 $ in thousands, except per share amounts

	For the six-month period ended June 30,
	2022 *	2023

Revenues and other income
Revenues	2,972	317
Other income	3,551	5,242
Total revenues and other income	6,523	5,560
Operating expenses
Cost of revenue	(714)	(389)
Research and development expenses	(52,231)	(43,225)
Selling, general and administrative expenses	(10,893)	(8,914)
Other operating income (expenses)	774	(83)
Total operating expenses	(63,064)	(52,612)
Operating income (loss)	(56,541)	(47,053)
Financial gain (loss)	9,213	11,580
Income tax	0	(258)
Income (loss) from continuing operations	(47,328)	(35,731)
Income (loss) from discontinued operations	(6,883)	(10,377)
Net income (loss)	(54,211)	(46.108)
Attributable to shareholders of Cellectis	(50,858)	(40,715)
Attributable to non-controlling interests	(3,352)	(5,393)

Basic net income (loss) attributable to shareholders of Cellectis per share ($/share)	(1.12)	(0.76)
Diluted net income (loss) attributable to shareholders of Cellectis per share ($/share)	(1.12)	(0.76)
Basic net income (loss) attributable to shareholders of Cellectis per share ($ /share) from discontinued operations	(0.08)	(0.09)
Diluted net income (loss) attributable to shareholders of Cellectis per share ($ /share) from discontinued operations	(0.08)	(0.09)

* These amounts reflect adjustments made in connection with the presentation of the discontinued operation

CELLECTIS S.A. DETAILS OF KEY PERFORMANCE INDICATORS BY REPORTABLE SEGMENTS – For the three-month period ended June 30, 2023 (unaudited) - ($ in thousands)

	For the three-month period ended June 30, 2022			For the three-month period ended June 30, 2023
$ in thousands	Plants (discontinued operations)	Therapeutics	Total reportable segments	Plants (discontinued operations)	Therapeutics	Total reportable segments

External revenues	42	1,307	1,348	1	178	179
External other income	-	1,416	1,416	-	1,823	1,823
External revenues and other income	42	2,723	2,765	1	2,001	2,002
Cost of revenue	0	(329)	(329)	(63)	(55)	(118)
Research and development expenses	(3,419)	(25,630)	(29,048)	(1,322)	(22,144)	(23,467)
Selling, general and administrative expenses	(3,585)	(4,830)	(8,415)	(976)	(3,950)	(4,927)
Other operating income and expenses	198	753	951	(1,074)	490	(584)
Total operating expenses	(6,806)	(30,036)	(36,842)	(3,435)	(25,660)	(29,095)
Operating income (loss) before tax	(6,764)	(27,313)	(34,077)	(3,434)	(23,659)	(27,093)
Financial gain (loss)	6,322	8,301	14,623	(2,213)	15,982	13,769
Income tax	-	-	-	-	(258)	(258)
Net income (loss) from discontinued operations	(442)		(442)	(5,647)		(5,647)
Net income (loss)	(442)	(19,012)	(19,454)	(5,647)	(7,935)	(13,583)
Non controlling interests	506	-	506	(2,935)	-	(2,935)
Net income (loss) attributable to shareholders of Cellectis	64	(19,012)	(18,946)	(2,712)	(7,935)	(10,648)
R&D non-cash stock-based expense attributable to shareholder of Cellectis	226	1,454	1,681	103	797	900
SG&A non-cash stock-based expense attributable to shareholder of Cellectis	447	557	1,003	326	849	1,174
Adjustment of share-based compensation attributable to shareholders of Cellectis	673	2,011	2,684	428	1,646	2,074
Adjusted net income (loss) attributable to shareholders of Cellectis	737	(17,001)	(16,264)	(2,284)	(6,289)	(8,573)
Depreciation and amortization	(608)	(4,500)	(5,108)	(12)	(4,419)	(4,431)
Additions to tangible and intangible assets	308	870	1,178	21	311	332

CELLECTIS S.A. DETAILS OF KEY PERFORMANCE INDICATORS BY REPORTABLE SEGMENTS – For the six-month period ended June 30, 2023 (unaudited) - ($ in thousands)

	For the six-month period ended June 30, 2022			For the six-month period ended June 30, 2023
$ in thousands	Plants (discontinued operations)	Therapeutics	Total reportable segments	Plants (discontinued operations)	Therapeutics	Total reportable segments

External revenues	73	2,972	3,045	43	317	360
External other income	-	3,551	3,551	-	5,242	5,242
External revenues and other income	73	6,523	6,596	43	5,560	5,602
Cost of revenue	(0)	(714)	(714)	(63)	(389)	(451)
Research and development expenses	(6,297)	(52,231)	(58,527)	(3,487)	(43,225)	(46,712)
Selling, general and administrative expenses	(6,801)	(10,893)	(17,695)	(2,313)	(8,914)	(11,227)
Other operating income and expenses	242	774	1,016	(1,251)	(83)	(1,334)
Total operating expenses	(12,856)	(63,064)	(75,920)	(7,113)	(52,612)	(59,725)
Operating income (loss) before tax	(12,783)	(56,541)	(69,324)	(7,070)	(47,053)	(54,123)
Net financial gain (loss)	5,900	9,213	15,113	(3,307)	11,580	8,273
Income tax	-	-	-	-	(258)	(258)
Net income (loss) from discontinued operations	(6,883)		(6,883)	(10,377)		(10,377)
Net income (loss)	(6,883)	(47,328)	(54,211)	(10,377)	(35,731)	(46,108)
Non-controlling interests	3,352	-	3,352	5,393	-	5,393
Net income (loss) attributable to shareholders of Cellectis	(3,531)	(47,328)	(50,858)	(4,984)	(35,731)	(40,715)
R&D non-cash stock-based expense attributable to shareholder of Cellectis	216	3,134	3,349	188	1,900	2,088
SG&A non-cash stock-based expense attributable to shareholder of Cellectis	789	1,193	1,982	599	1,366	1,965
Adjustment of share-based compensation attributable to shareholders of Cellectis	1,005	4,327	5,331	788	3,265	4,053
Adjusted net income (loss) attributable to shareholders of Cellectis	(2,526)	(43,001)	(45,527)	(4,196)	(32,465)	(36,663)
Depreciation and amortization	(1,316)	(9,434)	(10,749)	(7)	(8,875)	(8,882)
Additions to tangible and intangible assets	671	1,452	2,123	21	536	556

Note Regarding Use of Non-IFRS Financial Measures

Cellectis S.A. presents adjusted net income (loss) attributable to shareholders of Cellectis in this press release. Adjusted net income (loss) attributable to shareholders of Cellectis is not a measure calculated in accordance with IFRS. We have included in this press release a reconciliation of this figure to net income (loss) attributable to shareholders of Cellectis, which is the most directly comparable financial measure calculated in accordance with IFRS. Because adjusted net income (loss) attributable to shareholders of Cellectis excludes Non-cash stock-based compensation expense—a non-cash expense, we believe that this financial measure, when considered together with our IFRS financial statements, can enhance an overall understanding of Cellectis’ financial performance. Moreover, our management views the Company’s operations, and manages its business, based, in part, on this financial measure. In particular, we believe that the elimination of Non-cash stock-based expenses from Net income (loss) attributable to shareholders of Cellectis can provide a useful measure for period-to-period comparisons of our core businesses. Our use of adjusted net income (loss) attributable to shareholders of Cellectis has limitations as an analytical tool, and you should not consider it in isolation or as a substitute for analysis of our financial results as reported under IFRS. Some of these limitations are: (a) other companies, including companies in our industry which use similar stock-based compensation, may address the impact of Non-cash stock-based compensation expense differently; and (b) other companies may report adjusted net income (loss) attributable to shareholders or similarly titled measures but calculate them differently, which reduces their usefulness as a comparative measure. Because of these and other limitations, you should consider adjusted net income (loss) attributable to shareholders of Cellectis alongside our IFRS financial results, including Net income (loss) attributable to shareholders of Cellectis.

RECONCILIATION OF IFRS TO NON-IFRS NET INCOME For the three-month period ended June 30, 2023 (unaudited) - ($ in thousands except per share data)

	For the three-month period ended June 30,
	2022 *	2023

Net income (loss) attributable to shareholders of Cellectis	(18,946)	(10,648)
Adjustment:
Non-cash stock-based compensation expense attributable to shareholders of Cellectis	2,684	2,074
Adjusted net income (loss) attributable to shareholders of Cellectis	(16,263)	(8,574)

Basic Adjusted net income (loss) attributable to shareholders of Cellectis ($/share)	(0.36)	(0.15)
Basic adjusted earnings from discontinued operations attributable to shareholders of Cellectis ($ /share)	0.00	(0.05)

Weighted average number of outstanding shares, basic (units)	45,497,127	55,583,768

Diluted Adjusted net income (loss) attributable to shareholders of Cellectis ($/share) (1)	(0.36)	(0.15)
Diluted Adjusted net income (loss) attributable to shareholders of Cellectis ($/share) from discontinued operations	0.02	(0.04)

Weighted average number of outstanding shares, diluted (units)	45,497,127	55,583,768

*These amounts reflect adjustments made in connection with the presentation of the discontinued operation

RECONCILIATION OF IFRS TO NON-IFRS NET INCOME (unaudited) First six months ($ in thousands, except per share data)

	For the six-month period ended June 30,
	2022 *	2023

Net income (loss) attributable to shareholders of Cellectis	(50,858)	(40,715)
Adjustment:
Non-cash stock-based compensation expense attributable to shareholders of Cellectis	5,331	4,053
Adjusted net income (loss) attributable to shareholders of Cellectis	(45,527)	(36,662)

Basic Adjusted net income (loss) attributable to shareholders of Cellectis ($/share)	(1.00)	(0.68)
Basic adjusted earnings from discontinued operations attributable to shareholders of Cellectis ($ /share)	(0.95)	(0.71)

Weighted average number of outstanding shares, basic (units)	45,497,127	53,541,010

Diluted Adjusted net income (loss) attributable to shareholders of Cellectis ($/share)	(1.00)	(0.68)
Diluted Adjusted net income (loss) attributable to shareholders of Cellectis ($/share) from discontinued operations	(0.95)	(0.71)

Weighted average number of outstanding shares, diluted (units)	45,497,127	53,541,010

*These amounts reflect adjustments made in connection with the presentation of the discontinued operation

About Cellectis

Cellectis is a clinical-stage biotechnology company using its pioneering gene-editing platform to develop life-saving cell and gene therapies. Cellectis utilizes an allogeneic approach for CAR-T immunotherapies in oncology, pioneering the concept of off-the-shelf and ready-to-use gene-edited CAR T-cells to treat cancer patients, and a platform to make therapeutic gene editing in hemopoietic stem cells for various diseases. As a clinical-stage biopharmaceutical company with over 23 years of experience and expertise in gene editing, Cellectis is developing life-changing product candidates utilizing TALEN®, its gene editing technology, and PulseAgile, its pioneering electroporation system to harness the power of the immune system in order to treat diseases with unmet medical needs. Cellectis’ headquarters are in Paris, France, with locations in New York, New York and Raleigh, North Carolina. Cellectis is listed on the Nasdaq Global Market (ticker: CLLS) and on Euronext Growth (ticker: ALCLS).

Forward-looking Statements

This press release contains “forward-looking” statements within the meaning of applicable securities laws, including the Private Securities Litigation Reform Act of 1995. Forward-looking statements may be identified by words such as “anticipate”, “expect”, “plan”, “could” and “will,” or the negative of these and similar expressions. These forward-looking statements, which are based on our management’s current expectations and assumptions and on information currently available to management. Forward-looking statements include statements about the sufficiency of cash to fund operation. These forward-looking statements are made in light of information currently available to us and are subject to numerous risks and uncertainties, including with respect to the numerous risks associated with biopharmaceutical product candidate development. With respect to our cash runway, our operating plans, including product development plans, may change as a result of various factors, including factors currently unknown to us. Furthermore, many other important factors, including those described in our Annual Report on Form 20-F and the financial report (including the management report) for the year ended December 31, 2022 and subsequent filings Cellectis makes with the Securities Exchange Commission from time to time, as well as other known and unknown risks and uncertainties may adversely affect such forward-looking statements and cause our actual results, performance or achievements to be materially different from those expressed or implied by the forward-looking statements. Except as required by law, we assume no obligation to update these forward-looking statements publicly, or to update the reasons why actual results could differ materially from those anticipated in the forward-looking statements, even if new information becomes available in the future.

For further information on Cellectis, please contact:

Media contact:

Pascalyne Wilson, Director, Communications, +33 (0)7 76 99 14 33, media@cellectis.com

Investor Relations contacts:

Arthur Stril, Chief Business Officer, +1 (347) 809 5980, investors@cellectis.com

Ashley R. Robinson, LifeSci Advisors, +1 617 430 7577

Attachment

  Full Report Q2 2023_ANG.pdf (https://ml.globenewswire.com/Resource/Download/284c88ae-cbf4-4e62-b604-9b1e2dc96456)